

February 7, 2013

Via Email
Lawrence Odell
General Counsel
First BanCorp.
1519 Ponce de Leon Ave., Stop 23
Santurce, Puerto Rico 00908

> **Re: First Bancorp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **File number 333-185393**
> **Amendment No. 1 to two Preliminary 14A filings**
> **File number 1-14793**
> **All filed December 30, 2013**

Dear Mr. Odell:

We have reviewed your amended registration statement and have the following comments which are in addition to those issued orally on February 6, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that we also continue to review your Form 10-K and related filings.

Registration Statement on Form S-4

1. Please file the appropriate excerpts of amendment No. 1 to your registration statement as a preliminary tender offer communication. See Rule 13e-4(c).

2. Please fill in the blanks in your registration statement.

3. Revise your registration statement to provide the disclosure required by Item 1010(c) of Regulation M-A. See Item 10 of Schedule TO and Instruction 6 thereto.

Incorporation of Certain Documents by Reference, page 7

4.   While we recognize that any documents you files pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO does not permit forward-incorporation by reference. Please confirm that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Questions and Answers about the Exchange Offer, page 9

5.   We note in the third full q & a on page 12 and in your proxy statement included as Annex A that security holders may choose to retain their shares of preferred stock but give the consent to effect the amendment to the terms of the preferred stock. With a view toward revised disclosure, tell us how you would address a situation in which a security holder gives consent and then sell the shares for which he has given a consent. Would that security holder receive the consent fee? Would the buying security holder receive the consent fee? How will you determine whether a consent has been revoked by the delivery of a later-dated consent?

6.   On a related note, please tell us whether and how you intend to deliver the proxy statement to holders of preferred and common stock who become holders after the commencement of the exchange offer but prior to the record date for each solicitation (i) such that each holder is able to make an informed voting decision and (ii) in compliance with Note D.3 to Schedule 14A. To the extent you intend to not solicit consents from persons who become holders during the offer period, please disclose so.

Terms of the Exchange Offer, page 53

7.   Please include a table showing the final exchange ratio assuming a variety of VWAP data points and the Minimum Share Price.

Conditions to Completion of the Exchange Offer, page 55

8.   We note the language in the last paragraph in this section that your failure "to exercise any of the foregoing rights … will not constitute a waiver of such right with respect to the Exchange Offer." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

9.   With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Please note that our Office of Mergers and Acquisitions has not finished its examination of your filing. That office may have additional comments to those above when it completes an examination of your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding the financial statements and related matters. Please contact Dan Duchovny at 202-551-3619 regarding any of the above comments. And please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By Email to: Sean M. Donahue
sdonahue@morganlewis.com